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STEVEN M. SKOLNICK                Tel 973-597-2476 Fax 973-597-2477
Member of the Firm                sskolnick@lowenstein.com


August 22, 2005


VIA EDGAR AND FACSIMILE (202-772-9218)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Adelaja Heyliger, Esq.


Re:  Ivivi Technologies, Inc. (the "Company")
     Registration Statement on Form SB-2
     File No. 333-122768


Dear Mr. Heyliger:

Thank you for taking the time to speak with me on Monday, August 15, 2005, in connection with the initial public offering (the "IPO") of shares of common stock, no par value, of the Company (the "Common Stock") contemplated by the above-referenced registration statement (the
"Registration Statement"). As you know, the telephone conversation related primarily to a proposed private offer and sale by the Company of its securities (the "Proposed Offering").

This letter is intended (i) to provide you with the facts and circumstances surrounding the Proposed Offering, as provided to us by the Company, and (ii) to explain why the Company believes that the Proposed Offering should not be deemed to be a part of, or integrated with, the IPO, and, therefore, should be exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Act").


Statement of Facts

In March 2004, the Company appointed Dr. Leonard Makowka to the Company's medical advisory board, at which time Dr. Makowka commenced efforts to find quality candidates to serve on the Company's Board of Directors. During 2004, Dr. Makowka identified a list of potential director candidates, including the two prospective investors in the Proposed Offering, each with whom Dr. Makowka had a preexisting relationship (collectively, the "Director Candidates"). During such period, Dr. Makowka provided the Director Candidates with information regarding the Company for consideration while contemplating a possible position as a director of the Company. Each of the Director Candidates then agreed to an initial meeting with the Company and commenced discussions with the Company prior to the filing of the Registration Statement, at which time they were each provided with an opportunity to ask questions, and receive answers, concerning the Company and its business, finances, technology and operations.

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The Registration Statement was initially filed by the Company with the
Securities and Exchange Commission (the "Commission") on February 11, 2005, and subsequently amended by Amendment Nos. 1 and 2 filed with the Commission on March 3, 2005 and May 13, 2005, respectively. In connection with their respective ongoing due diligence reviews, the Director Candidates were furnished with, or otherwise had access to, all materials and information relating to the business, finances, technology and operations of the Company requested by them, including, without limitation, the Registration Statement and the exhibits thereto. As a result of their respective due diligence reviews, in addition to agreeing to become directors of the Company upon the effectiveness of the Registration Statement, the Director Candidates became aware of the Company's need for additional funds.


In July 2005, the Company determined that it may need additional funds in order to continue operating its business through the consummation of the IPO. At such time, the Company and Maxim Group, LLC, the lead managing underwriter in connection with the IPO, discussed the possibility of a proposed private offering by the Company of unsecured convertible notes and warrants to purchase shares of Common Stock for an aggregate purchase price of up to $2,000,000. Mindful of and sensitive to the concerns about "integration," the Company has advised us that as of the date of this letter, the Company has not made any offers to any persons in connection with any such financing. However, the Company has had discussions with the Director Candidates (including discussions with one Director Candidate regarding proposed terms of such financing), who have indicated an interest in investing in the Company assuming that any such financing would not cause any issues with respect to "integration."


The Company understands that one of the Director Candidates ("Director A") desires to invest in the Company through one or two investment funds, both of which are wholly-owned by Director A and own and invest on a discretionary basis an aggregate of approximately $21 million in securities of issuers unaffiliated with such funds (collectively, the "Director A Funds"). The Company has been advised that Director A is an active investor in the areas of alternative healthcare and non-traditional healing modalities. From March 2002 until February 2005, Director A served as the chief executive officer of a specialized asset management firm, which he co-founded, offering asset allocation, portfolio construction, manager selection and comprehensive risk management to both private and public sector investors within "financial alternative" investments, including hedge funds and private equity funds. From 1988 to 1998 and then from 2001 to 2002, Director A held a range of entrepreneurial, executive and financial positions within an insurance-based financial services provider. In 1998, Director A co-founded an alternative asset management firm that currently manages over $4 billion in two global funds. In 1988, Director A and a partner co-founded the first specialty financial reinsurer, which was subsequently acquired in 1993. Prior thereto, Director A served as the chief financial officer of the then largest distributor of dental products in the world. Following his graduation from graduate school, Director A was an investment banker


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at a top tier investment bank.  An Arjay Miller Scholar and an M.B.A.
graduate of the Stanford Graduate School of Business, Director A holds both Ed.D. and LH.D. (honorary) degrees from the University of Massachusetts at Amherst and both B.A. and LH.D. (honorary) degrees from Amherst College, where he currently serves as a member of its Board of Trustees.

The Company understands that the other Director Candidate ("Director B") desires to invest in the Company through an investment fund, which is wholly-owned by Director B and owns and invests on a discretionary basis approximately $20 million in securities of issuers unaffiliated with such fund (the "Director B Fund" and together with the Director A Funds, the "Director Funds"). Director B serves as a managing general partner of an entity that manages a venture capital fund, which holds investments in the healthcare and biotechnology segments in an aggregate amount in excess of $200 million. Director B also served as a managing director of a top tier private investment bank from 2001 to 2003, focusing on U.S. buyout opportunities in the healthcare industry. Prior to joining such private investment bank, Director B worked as an analyst at an investment management company, where he covered the medical-supply, hospital-management and HMO industries for 23 years. Director B has published several studies on healthcare service companies, major medical mergers and cardiovascular device innovation, among others. Director B earned a B.A. from Columbia University and an M.B.A. from Harvard Business School. Director B currently sits on the Board of Directors of two public companies.


Analysis

In the two most recognized SEC No-Action Letters from the Commission analyzing and providing guidance regarding the issue of "integration," Black Box, Incorporated (See SEC No-Action Letter to Black Box Incorporated, Publicly Available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (See SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly Available February 28, 1992)(collectively, the "No-Action Letters"), the Commission recognized that the nature and character of the investors in the private sales (i.e. accredited institutional investors in our case) need to be analyzed and distinguished as part of any integration analysis-with the Commission taking the position that "accredited institutional investors" should be treated differently and not be integrated with any pending registration statement/public offering.

In the No-Action Letters, the Commission concluded, for policy reasons, that a contemplated private placement to qualified institutional investors and two or three large institutional accredited investors in a transaction concurrent with the filing of a registration statement covering the issuer need not be integrated with the public offering. The Commission found that it was consistent with the purposes of the Act and the protection of investors for such private placement not to be deemed to be a part of, or integrated with, the issuer's initial public offering. The nature of the private investors was such that they were capable of fending for themselves and did not need the protections afforded by the Act. In the


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SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly
Available February 28, 1992, the Commission explained that its position taken in Black Box was based primarily upon the nature and number of the offerees.

The contemplated Proposed Offering is consistent with this sentiment and analysis. In furtherance of such position, the Company highlights that it will only offer the Proposed Offering to those investors who satisfy the No-Action Letter standards.

Although the Company believes that each of the No-Action Letter findings on their own firmly supports the Company's position to pursue the Proposed Offering and have it not be integrated with the IPO, the Company also believes that the five-pronged test promulgated by the Commission provides even further confirmation thereof. Even if the Commission were not fully swayed by the arguments cited above and what we believe to be the controlling findings in those cited No-Action Letters, as set forth hereinabove, an analysis of the facts pursuant to the five-pronged test promulgated by the Commission would not, in our judgment, support integration either.


Our Conclusion

Our analysis recognizes that the primary purpose of the integration doctrine is to prevent issuers from avoiding the registration requirements of the Act or exploiting the publicly-filed document to attract investors and then transition them to a private offering. The Company recognizes that the integration doctrine seeks in part to prevent the general solicitation to the unwary general public who are presumed to be unable to protect and ensure their own interests, which is not the case when dealing with accredited institutional investors and/or sophisticated professionals. The Company is comfortable that it has not intentionally sought to circumvent the registration process or use it to re-direct potential investors to a private offering, but rather, as a result of its ordinary course dealings it has been introduced to two director candidates who in turn have expressed interest in providing the Company with necessary working capital.

Based on the No-Action Letters, the Company believes that the Proposed Offering to the Funds while the Company is in registration and prior to the consummation of the IPO should not be deemed to be a part of, or integrated with, the IPO, and, therefore, would be exempt from the registration requirements of Section 5 of the Act. In accordance with the policy position taken by the Commission in the SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly Available February 28, 1992, the Company intends for the Proposed Offering to be made to only two or three of the Funds, each of which the is a large institutional "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Act. Moreover, the Company was advised that the Director A Funds and the Director B Fund are wholly-owned by Director A


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and Director B, respectively, both of whom are accredited investors.
Based on the respective educational, financial and professional backgrounds of the Director Candidates, the Company believes that the Director Candidates are sophisticated investors and have knowledge and experience in financial and business matters and in the industry in which the Company operates that enable them to evaluate the merits and risks of investing in securities of the Company in connection with the Private Offering. Moreover, each Director indicated an interest in investing in the Company as a direct result of his due diligence review of the Company in connection with his consideration of whether to become a director of the Company upon the effectiveness of the Registration Statement, and not as a result of any general solicitation brought about by the Registration Statement. Accordingly, the Company believes that the Proposed Offering to only two or three large institutional accredited investors is consistent with the Commission's policy positions set forth in the No-Action Letters and should not be integrated with the IPO.

Thank you for your attention to the matters described herein.
Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact me at (973) 597-2476.


                                          Very truly yours,

                                          /s/  Steven M. Skolnick
                                               Steven M. Skolnick



cc:     Adelaja Heyliger, Esq.
        Mr. Andre' DiMino - Ivivi Technologies, Inc.
        Mr. David Saloff - Ivivi Technologies, Inc.
        Douglas S. Ellenoff, Esq. - Ellenoff Grossman & Schole LLP Anita L. Chapdelaine, Esq. - Lowenstein Sandler PC











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